

September 23, 2011

<u>Via Facsimile</u>
Steven H. Pruett
Chief Financial Officer
Legacy Reserves LP
303 W. Wall, Suite 1400
Midland, Texas 79701

       Re: Legacy Reserves LP
              Form 10-K for Fiscal Year Ended
              December 31, 2010
              Filed March 4, 2011
              File No. 001-33249

Dear Mr. Pruett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Business, page 1</u>

<u>Acquisition Activities, page 2</u>

1.   We note that you have provided certain disclosures which appear to be consistent with the information required by subsection 1200 of Regulation S-K. Please tell us how the disclosure in your filing addresses the requirement of Item 1202(a)(6) of Regulation S-K, with respect to material additions, to "provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed." Specifically, we note you completed 27 acquisitions of oil and natural gas properties during the year ended December 31, 2010, adding a total of approximately 17.5 MMBoe of proved reserves.

Internal Control over Reserve Estimations, page 30

2.   Please expand your disclosure to include a description of the internal controls used in your reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K. We expect this would include controls that ensure information taken from third party reports is properly disclosed in your filing.

Production and Price History, page 31

3.   Please tell us how you considered the requirement to disclose production information for each field that contains 15% or more of your total proved reserves as required by Item 1204(a) of Regulation S-K. In this regard, we note your disclosure by field on page 26 and your statement that eight fields noted therein "accounted for approximately 54% of our total estimated proved reserves."

Developed and Undeveloped Acreage, page 32

4.   Please expand your disclosure, if applicable, to describe any acreage concentrations and disclose the minimum remaining terms of material leases and concessions, to comply with Item 1208(b) of Regulation S-K, or otherwise advise as to the applicability of these disclosure requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 45

5.   We note that you have presented the non-GAAP measure "Distributable Cash Flow" which is reconciled to adjusted EBITDA. This appears to be a non-GAAP liquidity measure which should be reconciled to a GAAP-basis liquidity measure. Please tell us whether you consider "Distributable Cash Flow" to be a performance measure or a liquidity measure. If you conclude that it is a liquidity measure, please provide us with draft disclosure to be provided in future Exchange Act filings showing a reconciliation to the most directly comparable GAAP-basis liquidity measure. In addition, please note that the prominent presentation of amounts for the three major categories from the statement of cash flows is required when a non-GAAP liquidity measure is presented.

6.   In connection with the preceding comment, we note that you have presented the measure "Distributable Cash Flow per Unit" as part of your quarterly earnings releases. Please note that the presentation of per share liquidity measures is not deemed to be appropriate. Please tell us how you considered the guidance per FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(15) Costs Incurred in Oil and Natural Gas Property Acquisition and Development Activities, page F-30

7.   It does not appear that the required disclosure regarding capitalized costs was provided in your filing. Please tell us where this information is provided in your filing or revise to provide this disclosure. Refer to FASB ASC 932-235-50-13.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                            Sincerely,

                                            /s/ Ethan Horowitz

                                            Ethan Horowitz
                                            Branch Chief